MONTHLY REPORT - AUGUST, 2004
                             Global Macro Trust
              The net asset value of a unit as of August 31, 2004
              was $  803.82, down  2.5% from   $ 824.22 per unit
                            as of July 31, 2004.

                                      Managing         Unit
                                       Owner          Holders          Total
Net Asset Value (388,631.319      $   3,283,961     317,034,210     320,318,171
   units) at July 31, 2004
Addition of 16,514.926 units on          70,000      13,541,930      13,611,930
   August 1, 2004
Redemption of 7,875.042 units on             (0)     (6,330,116)     (6,330,116)
   August 31, 2004
Net Income (Loss) - August, 2004        (64,983)     (8,124,751)     (8,189,734)
                                    -----------  --------------  --------------
Net Asset Value at August 31, 2004$   3,288,978     316,121,273     319,410,251
                                    ===========  ==============  ==============
Net Asset Value per Unit at
August 31, 2004 (397,363.452
units inclusive of 92.249
additional units.)                               $       803.82


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $  (944,310)    (37,410,321)

      Change in unrealized gain (loss) on open       (5,692,363)    (26,324,138)
    contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
    obligations
      Change in unrealized gain (loss) from U.S.
            Treasury obligations                         34,735        (364,126)


   Interest income                                      346,940       2,305,434

   Foreign exchange gain (loss) on margin                38,494         201,128
    deposits

Total: Income                                        (6,216,504)    (61,592,023)

Expenses:
   Brokerage commissions                              1,836,731      13,744,317

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               136,499       1,045,746


Total: Expenses                                       1,973,230      14,790,063

Net Income (Loss) - August, 2004                    $(8,189,734)    (76,382,086)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554



                                    September 14, 2004



Dear Investor:

Global Macro Trust ("GMT") was down 2.48% for August. Year-to-date the Fund is down 20.30%.

In August, profits from interest rate futures trading were outweighed by losses from currency trading. Stock index futures trading generated a small profit, and energy, metal and agricultural commodity trading generated small losses.

Interest rates declined in August as the market lowered its expectations for employment growth and economic activity. The weaker-than-expected July payroll figures released in early August triggered a decline in the 10-year Treasury note yield from above 4.40% to 4.12% by month-end. Also supporting the bond market was the gusher of revenues to producers from high energy prices which raised the demand for government securities. Long positions in U.S. Treasury 5 and 10-year notes and 30-year bonds and German 5-year notes and 10-year bonds were profitable. A short position in Japanese 10-year bonds was unprofitable, and a short position in short-term eurodollar deposits resulted in a marginal loss.

The U.S. dollar again failed to develop a definitive trend, and short positions in the euro and yen and long positions in the Norwegian krone, Czech koruna and South African rand were unprofitable. Long dollar positions were hurt in August by weak U.S. job growth while long commodity currency positions - the krone and rand - were hurt by weakening energy prices. Long positions in the Australian dollar, Korean won and New Zealand dollar and short positions in the Swiss franc and Singapore dollar resulted in a small loss. In non-dollar cross rate trading, long positions in the euro versus the yen and Norwegian krone and a long position in the pound versus the euro were unprofitable. A long position in the Canadian dollar versus the yen resulted in a marginal loss.

In the stock index portfolio sector, profits from a long position in the Hong Kong Hang Seng and a short position in the German DAX outweighed a loss on a short position in the S&P 500. Short positions in the Japanese Topix and Nikkei and the NASDAQ 100 resulted in no material gain or loss.

In the energy markets, the prices of crude oil and its products declined significantly as concerns about supply disruptions in Iraq and elsewhere abated, and losses were sustained on long positions in crude oil, heating oil,unleaded gasoline and London gas oil. However, natural gas prices declined about 18% during August, touching their 2004 low at month-end. The decline was attributable to a healthy buildup of reserves in storage and a cool summer. Profits on short natural gas positions offset a substantial part of the loss from other energy markets.

In other commodities, short positions in gold, corn and cotton and a long position in copper resulted in small losses.


                               Very truly yours,


                               Millburn Ridgefield Corporation
                                Harvey Beker, co-Chairman
                                George E. Crapple, co-Chairman